                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                (Amendment No.1)
                          Amending Items 4(a)(b) and 5


                           Harris & Harris Group, Inc.
                           ---------------------------
                                (Name of Issuer)


                                  Common Equity
                                  -------------
                          (Type of Class of Securities)


                                    413833104
                                    ---------
                                   (CUSIP No.)


                                 August 12, 1999
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[ ]  Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 413833104                   13G                      Page 2 of 4 Pages



1)  NAME OF REPORTING PERSON:  American Bankers Insurance Company of Florida
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   590593886

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
                                                       (b)  [X]

3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)  SOLE VOTING POWER:  0

6)  SHARED VOTING POWER:  0

7)  SOLE DISPOSITIVE POWER:  0

8)  SHARED DISPOSITIVE POWER:   0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  [ ]

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0

12) TYPE OF REPORTING PERSON:  IC

CUSIP No. 413833104                   13G                      Page 3 of 4 Pages


Item 1. (a)     NAME OF ISSUER:  Harris & Harris Group, Inc.

Item 1. (b)     ADDRESS OF ISSUER'S PRINCIPAL  EXECUTIVE  OFFICES:

                One Rockefeller Plaza, New York, New York 10020

Item 2. (a)     NAME OF PERSON FILING:  American Bankers Insurance Company of
                                        Florida


Item 2. (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:  11222 Quail Roost Drive,
                                                       Miami, Florida 33157

Item 2. (c)     CITIZENSHIP:  Domiciled in Florida

Item 2. (d)     TITLE OF CLASS OF SECURITIES:  Equity

Item 2. (e)     CUSIP NUMBER:  413833104

Item 3. (a)     [ ]

Item 3. (b)     [ ]

Item 3. (c)     [X]  Insurance company, as defined in Section 3(a)(19) of the
                     Act (15 U.S.C. 78c)

Item 3. (d)     [ ]

Item 3. (e)     [ ]

Item 3. (f)     [ ]

Item 3. (g)     [ ]

Item 3. (h)     [ ]

Item 3. (i)     [ ]

CUSIP No. 413833104                   13G                      Page 4 of 4 Pages


Item 4.  OWNERSHIP:

         (a) Amount Beneficially Owned:  0

         (b) Percent of Class:  0%

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (I)     Sole Power to vote or to direct the vote:  0

             (II) Shared Power to vote or direct the vote: 0

             (III) Sole Power to dispose or to direct the disposition of: 0

             (IV) Shares Power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: [X] THE 537,634 SHARES PREVIOUSLY HELD WERE SOLD BACK TO ISSUER IN CONNECTION WITH A PUBLIC TENDER OFFER ON AUGUST 12, 1999.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER: N/A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

Item 9.    NOTICE OF DISSOLUTION OF GROUP: N/A

Item 10. CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE: After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete and correct.

                  Date:
                       --------------------------------------------

                  By:  American Bankers Insurance Company of Florida

                       --------------------------------------------
                       Leonard Garcia, SVP
                       Investments Department